NEWS RELEASE
TSX Venture Exchange Symbol: SNV	September 27th, 2005

SONIC COMPLETES $2.2 MILLION PRIVATE PLACEMENT

Vancouver, CANADA - Adam Sumel, President and CEO of Sonic Environmental Solutions Inc. (SNV – TSX Venture Exchange) today announced that the Company has closed the private placement announced on September 13, 2005. Under the terms of the private placement, the Company issued 1,100,000 units to subscribers at a price of $2.00 per unit with each unit consisting of one common share and one-half of one share purchase warrant, for gross proceeds of $2,200,000. Each full warrant is exercisable for a period of two years at a price of $2.75 per share purchase warrant. All common shares and warrants issued pursuant to this private placement will be subject to a four month hold period from the date of issuance.

The net proceeds from this private placement will be used to advance the development of the Company’s core SonoprocessTM applications and to fund continuing operations.

As part of the private placement the Company paid a finder’s fee equal to 5% of the gross proceeds raised from the private placement and issued to the finders an aggregate of 55,000 warrants to acquire common shares of the Company. These finders’ warrants will be exercisable at the same price and for the same term as the warrants forming part of the units, and will also be subject to a four month hold period from the date of issuance.

The Company’s sonic generator technology is used to create or enhance physical, chemical and biological processes. Sonic is developing further Sonoprocess™ applications with industry leaders which it plans to commercialize through joint venture partnerships.

Sonic Environmental Solutions Inc.
          The Sonoprocess™ Company

Adam R. Sumel
President & CEO

For further information contact info@sesi.ca or visit our website at www.sonicenvironmental.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. The Company relies upon litigation protection for forward-looking statements. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation S of the U.S. Securities Act) unless an exemption from registration is available. This does not constitute an offer of securities for sale in the United States.